NEWS RELEASE 09-09	APRIL 3, 2009

DRILLING INTERSECTS 14.30 GRAMS PER TONNE GOLD
OVER 12.77 METRES AT SANDMAN PROJECT, NEVADA

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce the results of the first 12 holes completed by Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, as part of the ongoing 2009 US$5M work-program at the Sandman gold project in Nevada.

All 12 holes intersected the near-surface, oxide gold mineralization at Sandman’s Southeast Pediment deposit as part of a broader resource delineation program. Results are very encouraging as they confirm not only the high-grade nature of the gold mineralization, but the potential for a large tonnage of lower-grade material.

Highlights include:

  14.30 g/t (0.417 oz/ton) over 12.77 metres, including 72.36 g/t (2.111 oz/ton) over 1.86 metres in NSM- 55; and,

  139.03 grams per tonne gold (4.055 ounces per ton) over 2.35 metres, in NSM-57.

The holes lie within the main resource area at Southeast Pediment. Silver is also a consistent component of the mineralized system at Sandman, with assays up to 121.03 g/t (3.53 oz/ton) over 1.52 metres. Two core drills and one reverse-circulation drill are currently active on the property with approximately 30 holes completed to date in 2009.

Sandman is located along the King River Rift structure, a regional feature that hosts multiple high-grade vein-related gold systems, including the Sleeper gold mine and the Goldbanks deposit. At Sandman, high-grade, gold mineralization occurs in multiple locations along a 16-kilometre trend, suggesting the potential for an underlying structural linkage that could expand the size and continuity of the mineralization at this project.

Sandman’s deposits are near-surface and potentially amenable to open-pit mining. Infrastructure surrounding Fronteer's Sandman project is considered excellent. The property is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of US$14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study.

Sandman is to be assessed through Newmont’s formal Stage Gate process, a disciplined, step-by-step, project evaluation system to move projects through the development pipeline.

SANDMAN DRILL RESULTS

	From	To	Interval	Ag	Au	Au
Hole ID	(m)	(m)	(m)	(g/t)	(g/t)	(oz/ton)

NSM-52	35.91	47.98	12.07	10.21	1.92	0.056
including	38.71	42.12	3.41	15.12	3.90	0.114

NSM-54	30.72	40.29	9.57	20.69	1.18	0.034
including	33.44	34.47	1.04	27.60	3.70	0.108
and	41.97	43.92	1.95	13.66	0.53	0.015
and	47.27	48.46	1.19	13.71	0.76	0.022

NSM-55	26.06	28.96	2.90	35.27	0.92	0.027
and	29.60	42.37	12.77	21.61	14.30	0.417
including	29.60	31.46	1.86	48.16	72.36	2.111
and including	31.46	39.62	8.17	15.01	1.06	0.031
and including	39.62	42.37	2.74	23.26	14.36	0.419
and	42.37	50.90	8.53	11.89	0.65	0.019

NSM-57	17.37	22.43	5.06	25.30	0.79	0.023
and	24.78	27.13	2.35	47.58	139.03	4.055
and	33.86	35.39	1.52	16.18	1.86	0.054
including	33.86	34.56	0.70	20.61	3.68	0.107

NSM-60	29.47	33.31	3.84	7.05	0.51	0.015
and	34.44	35.66	1.22	9.19	0.85	0.025
and	38.80	52.88	14.08	16.96	1.18	0.035
including	44.23	45.45	1.22	28.90	5.93	0.173

NSM-61	0.00	1.40	1.40	0.10	0.98	0.029
and	28.99	29.87	0.88	5.11	0.83	0.024
and	32.86	33.71	0.85	7.82	0.55	0.016
and	41.73	55.78	14.05	26.95	0.89	0.026
and	64.31	65.87	1.55	2.91	2.96	0.086

NSM-62	35.36	36.45	1.10	18.99	0.66	0.019
and	42.18	56.63	14.45	27.82	1.93	0.056
including	50.60	52.73	2.13	80.91	8.41	0.245

NSM-63	20.12	24.44	4.33	19.05	0.65	0.019
and	24.99	26.03	1.04	20.19	3.06	0.089

NSM-64	4.33	5.46	1.13	55.99	3.39	0.099
and	8.56	9.48	0.91	15.60	0.94	0.027
and	38.56	39.93	1.37	1.41	0.58	0.017

and	46.60	47.91	1.31	1.61	0.93	0.027

NSM-65	3.29	4.33	1.04	8.40	0.84	0.025
and	7.77	8.56	0.79	7.99	0.67	0.020

NSM-70	9.24	10.06	0.82	3.39	0.67	0.019
and	15.24	18.29	3.05	4.95	0.89	0.026
and	29.63	31.27	1.65	10.58	0.69	0.020
and	35.27	42.98	7.71	10.64	0.86	0.025
and	46.63	49.90	3.26	12.90	1.82	0.053

NSM-75	7.50	15.24	7.74	20.20	1.88	0.055
including	7.50	8.69	1.19	46.29	8.87	0.259
and	22.68	23.53	0.85	1.51	0.55	0.016
and	28.50	30.02	1.52	121.03	3.57	0.104
and	40.39	44.20	3.81	2.78	0.85	0.025

Note: The true width of the mineralized zones is estimated to be approximately 90% of those stated. Primary composite intervals were calculated using a cut-off of 0.5 g/t Au, and 1.0g/t Au and 2.0 g/t Au for the higher grade internal intervals.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QAQC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

Sandman, Long Canyon and Northumberland are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada.

CORRECTION TO LONG CANYON MENTION IN YEAR-END RESULTS RELEASE

There is an error in the March 30, 2009, press release (“Fronteer reports 2008 fiscal results”). In the first bulleted paragraph, the Long Canyon resource’s 363,000 indicated ounces are mistakenly identified as “measured.” The resource is correctly stated in the MD&A and previous Company disclosures.

For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 92.1% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.